UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 1-10284

Allied Irish Banks, p.l.c.
(Exact name of registrant as specified in its charter)

Bankcentre, Ballsbridge, Dublin 4. + 353 16600311.
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares representing
Ordinary Shares of EUR 0.0025 each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

1

PART I

Item 1. Exchange Act Reporting History

A.           Allied Irish Banks, p.l.c. (“AIB” or the “Bank”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on July 28, 1989, when its registration statement on Form F-1 relating to an offering of Non-Cumulative Preference Shares represented by American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) was declared effective under the Securities Act of 1933 (the “Securities Act”) by the Securities and Exchange Commission (the “Commission”).

On November 28, 1990, the Bank’s registration statement on Form 20-F relating to an offering of the Bank’s ordinary shares (the “Ordinary Shares”) represented by ADSs evidenced by ADRs was declared effective under the Securities Act by the Commission. The Bank’s ADSs representing the Ordinary Shares were listed on the New York Stock Exchange (the “NYSE”) with effect from November 28, 1990.

B.           The Bank has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form. The Bank has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Bank’s securities were last sold in the United States in a registered offering under the Securities Act on October 6, 2010 when the Bank sold 26,700,000 Contingent Mandatorily Exchangeable Notes due November 15, 2010 (the “Exchangeable Notes”) pursuant to its automatic shelf registration statement on Form F-3 (Registration No. 333-151361) (the “Shelf Registration Statement”). The Shelf Registration Statement was filed with the Commission on June 2, 2008, and no securities, other than the Exchangeable Notes, were issued pursuant to the Shelf Registration Statement prior to the lapse of the three year period prescribed by Rule 415(a)(5) under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A.           The Ordinary Shares are listed on the Enterprise Securities Market (“ESM”) of the Irish Stock Exchange (“ISE”) in Dublin, Ireland. The foreign jurisdiction that constitutes the primary trading market for the Ordinary Shares is the Republic of Ireland.

B.           The Ordinary Shares have been continually listed on the ESM in Dublin, Ireland since January 26, 2011. The Bank has maintained a listing of the Ordinary Shares on the ESM for at least the 12 months preceding the filing of this Form.

C.           The percentage of trading of the Ordinary Shares that took place in, on or through the facilities of a securities market or markets in Ireland during the 12-month period starting on December 1, 2013 and ending on November 30, 2014 was 95.3%.

Item 4. Comparative Trading Volume Data

A.           The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act is December 1, 2013 and the last date of such period is November 30, 2014.

B.           The average daily trading volume (“ADTV”) of the Ordinary Shares (including Ordinary Shares represented by ADSs under unsponsored ADR programs) both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is set forth in the following table:

	ADSs	Ordinary Shares
United States over-the-counter “AIBYY” ADS ADTV	18,847,771	42,420,251
United States over-the-counter “AIBSF” Ordinary Share ADTV(1)		11,176,226
Total United States over-the-counter ADTV		53,596,477
ESM ADTV		1,090,622,960
Worldwide ADTV		1,144,219,437
__________________
(1) In addition to the ADSs which trade over-the-counter in the United States, a small number of Ordinary Shares trade over-the-counter in the United States under the symbol “AIBSF”.

C.           For the 12-month period described in Item 4.A, the ADTV of the Ordinary Shares in the United States as a percentage of the ADTV of the Ordinary Shares on a worldwide basis is 4.7%.

D.           The ADSs representing the Ordinary Shares were delisted from the NYSE on August 25, 2011. The ADTV of the Ordinary Shares in the United States as a percentage of the ADTV of the Ordinary Shares on a worldwide basis for the 12-month period starting on August 26, 2010 and ending on August 25, 2011 was 66%.

E.           The Bank terminated its sponsored ADR facility with The Bank of New York Mellon (the “Depositary”) on October 10, 2011. The ADTV of the Ordinary Shares in the United States as a percentage of the ADTV of the Ordinary Shares on a worldwide basis for the 12-month period starting on October 11, 2010 and ending on October 10, 2011 was 73%.

F.           The source of the trading volume information used for determining whether the Bank meets the requirements of Rule 12h-6 is OTC Markets Group, the Depositary and the ISE. OTC Markets Group is the source of the U.S. over-the-counter ADS and “AIBSF” Ordinary Share trading volume information. The Depositary is the source of the underlying number of Ordinary Shares represented by each ADS during the period. The ISE is the source of the ESM Ordinary Share trading volume information.

Item 5. Alternative Record Holder Information

The Bank is relying on Rule 12h-6(a)(4)(i) and Item 5 is therefore not applicable. However, as of November 10, 2014, there were 759 record holders of Ordinary Shares who are resident in the

United States. These United States record holders represent 0.86% of the total number of shareholders and hold 0.0006% of the total number of Ordinary Shares.1

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

On December 9, 2014, the Bank published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was circulated by all of the major financial news wire services in the United States. A copy of the press release was filed with the SEC under cover of Form 6-K on December 9, 2014.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

AIB will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its website at http://group.aib.ie, in accordance with Rule 12g3-2(b) under the Exchange Act.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

1 These are US holders that are registered individually and does not include those who may be holders through a nominee account.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Allied Irish Banks, p.l.c. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Allied Irish Banks, p.l.c. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: December 9, 2014

ALLIED IRISH BANKS, p.l.c.

	By:	/s/ Mark Bourke
		Name:	Mark Bourke
		Title:	Chief Financial Officer